

December 12, 2012

Via Email
J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: GS Mortgage Securities Trust 2011-GC5**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012 (as amended July 27, 2012)**
> **File No. 333-171508-01**

Dear Mr. Borter:

We have reviewed your letter dated November 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1122 of Regulation AB, page 7

1. We note your response to comment 1 of our letter dated November 6, 2012. Your response states that Torchlight is responsible for the criterion in Item 1122(d)(4)(v). Please clarify why your response states that Torchlight is responsible for the criterion in Item 1122(d)(4)(v), but Torchlight's Management's Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.2 indicates that Torchlight is not responsible, on a platform level, for the criterion in Item 1122(d)(4)(v).

<u>Rule 83 Confidential Treatment Request</u>

2. We note that Exhibit B contains the responses of Wells Fargo to comments 2 and 3 from our letter dated November 6, 2012 and that you have requested confidential treatment under Rule 83 on behalf of Wells Fargo for the entirety of Exhibit B. Also, as we stated in the telephone discussion on December 6, 2012, it appears that most of the response is the type of information that should be included in the reports on assessment of compliance with servicing criteria as disclosure describing identified instances of material non-compliance, so that an investor understands what the instances of non-compliance were and how they were remediated. Because of this, and because of the breadth of the request, it appears unlikely the entirety of Exhibit B or the entire responses to comments 2 and 3 are properly subject to a confidential treatment request. Therefore, please:

    *   Confirm what portions of the responses are the type of disclosure you would include in future filings;
    *   Resubmit your paper response and limit your Rule 83 request to only those portions that are supportable by an exemption pursuant to the Freedom of Information Act;
    *   Submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter; and
    *   Redact the information subject to the new Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

    Once you file the redacted correspondence, we will issue any follow-up comments we have regarding your response.

    You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3225 if you have any questions.

                                        Sincerely,

                                        /s/ Robert Errett

                                        Robert Errett
                                        Special Counsel